

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2022

Zhuangkun He
Chief Executive Officer
Ucommune International Ltd
Floor 8, Tower D
No. 2 Guang Hua Road
Chaoyang District, Beijing
People's Republic of China, 100026

> **Re: Ucommune International Ltd**
> **Amendment No. 5 to Registration Statement on Form F-1 on Form F-3**
> **Filed March 11, 2022**
> **File No. 333-257664**

Dear Mr. He:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form F-1 on Form F-3 Filed March 11 2022

Cover Page

1. We note your disclosure in response to comment 3. Where you disclose how you will refer to the holding company, subsidiaries, and VIEs when providing disclosure throughout the document, please disclose the entity to which the term "we" refers or revise to remove these references, as previously requested. In addition, please also expand the disclosure to clearly disclose the entity in which investors are purchasing an interest.

2. We re-issue comment 6. You continue to state that the VIEs are under your control, such as here where you state that you operate your business through the VIEs under "[y]our

control" and that you exert "effective control" over the VIEs. Please remove these references, and all references in your prospectus, and instead disclose that you are the primary beneficiary of the contractual arrangements.

3.   Revise to disclose that, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed on you by the PRC government.

Prospectus Summary, page 1

4.   We re-issue comment 8. Where you discuss permissions or approvals that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer the securities being registered to foreign investors, revise to also discuss the permissions or approvals necessary to operate your business. Please specifically address the consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that any permissions or approvals are not required or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We note your current disclosure on page 9. Please do not limit your discussion to consequences if the CSRC, the CAC or another PRC authority subsequently determines that approval was needed for this resale or the issuance of your ordinary shares upon exercise of the warrants, for future offerings, or for maintaining your status as a publicly listed company outside China.

5.   Where you discuss how cash is transferred through your organization, provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

6.   Your statement of belief on page 16 that you, your subsidiaries and the VIES have obtained all material requisite licenses and approvals necessary to operate in China, may not be qualified as to materiality. Revise to remove this reference and make similar revisions on pages 64-65.

Risk Factors, page 37

7.   We note your revised disclosure in response to comment 13. Please revise your risk factors to contain a separate, appropriately titled risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Exhibits

8.   Your legal opinion should be revised to render an opinion as to those Class A Ordinary Shares that are already outstanding, in addition to those shares that will be issued in the future. Also, it does not appear that the Directors Certificate, which has been attached to the legal opinion, contains any content. Please arrange for counsel to revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stacey Peikin at 202-551-6223 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services